17 Septemper 2003

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.2054
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Liquidation of Wholly-Owned Subsidiary, Liang Want Property Consultants (Shanghai) Co., Ltd
2) Joint Venture with Iwatsuka Confectionery Co., Ltd

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dlw 10/2

MASNET No. 52 OF 16.09.2003
Announcement No. 55

WANT WANT HOLDINGS LTD

LIQUIDATION OF WHOLLY-OWNED SUBSIDIARY, LIANG WANT PROPERTY CONSULTANTS (SHANGHAI) CO., LTD

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that its China-incorporated wholly-owned subsidiary, Liang Want Property Consultants (Shanghai) Co., Ltd. ("Liang Want") has been liquidated. The development of the land acquired at Lane 201, No. 237, Shi Men Yi Road, Shanghai, PRC announced previously will not be affected by the above organisational change and will continue to be undertaken by the Group.

The liquidation of Liang Want is not expected to have any material impact on the net tangible assets or earnings per share of the Company and its Group for the financial year ending 31 December 2003.

Submitted by Adams Lin Feng I, Group Vice President and Director on 16/09/2003 to the SGX

MASNET No. 53 OF 16.09.2003
Announcement No. 56

WANT WANT HOLDINGS LTD

JOINT VENTURE WITH IWATSUKA CONFECTIONERY CO., LTD

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a subsidiary "Want Want Japan Co., Ltd" ("Joint Venture Company") in Tokyo, Japan. Total paid up capital of the Joint Venture Company is Japanese Yen 100 million of which 60% was contributed by the Company and the remaining 40% was contributed by Iwatsuka Confectionery Co., Ltd ("Iwatsuka").

The principal activities of the Joint Venture Company are the import, export and distribution of food and beverage products and related services.

Iwatsuka is one of the Company's substantial shareholders and has been our technical co-operation partner for rice crackers. Its principal activities are the production and distribution of rice crackers and its shares are traded over the counter on the Tokyo Stock Exchange. The joint venture is in line with the Group's strategy to collaborate with strategic partners to expand into international markets.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. Save as aforesaid, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 16/09/2003 to the SGX